Exhibit 3.1

SEVENTH CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF DESIGNATIONS

OF

SERIES A CONVERTIBLE PREFERRED STOCK OF ALLARITY THERAPEUTICS, INC.

Allarity Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: The Board of Directors of the Corporation (the “Board”) previously adopted a resolution designating a series of twenty thousand (20,000) shares of preferred stock as “Series A Convertible Preferred Stock,” and the original Certificate of Designations of Series A Convertible Preferred Stock was filed with the Secretary of State of the State of Delaware on December 14, 2021, as amended on November 22, 2022, and was amended and restated on April 21, 2023, and further amended on May 30, 2023, June 30, 2023, July 11, 2023, September 22, 2023, January 18, 2024 and February 13, 2024 (the “Certificate of Designations”).

SECOND: That this Seventh Certificate of Amendment to Amended and Restated Certificate of Designations of Series A Convertible Preferred Stock (this “Certificate of Amendment”) amends and clarifies certain provisions of the Certificate of Designations.

THIRD: The Board has duly adopted resolutions approving the following amendment to the Certificate of Designations in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware, wherein the Board declared the amendment to be advisable and recommended that the stockholders of the Corporation entitled to vote thereon likewise adopt and approve the amendment.

FOURTH: The requisite holders of the Series A Convertible Preferred Stock have duly approved this Amendment in accordance with Sections 242 and 228 of the DGCL and Section 30 of the Certificate of Designations.

FIFTH: Section 4(b) of Certificate of Designations is hereby amended and restated in its entirety as follows:

“(b) Conversion Rate. The number of shares of Common Stock issuable upon conversion of any Preferred Share pursuant to Section 4(a) shall be determined by dividing (x) the Conversion Amount of such Preferred Share by (y) the Conversion Price (the “Conversion Rate”):

(i) “Conversion Amount” means, with respect to each Preferred Share, as of the applicable date of determination, the sum of (1) the Stated Value thereof plus (2) the Additional Amount thereon and any accrued and unpaid Late Charges (as defined below in Section 24(c)) with respect to such Stated Value and Additional Amount as of such date of determination.

(ii) “Conversion Price” means, with respect to each Preferred Share, as of any Conversion Date or other date of determination, an initial price of $0.3501, subject to further adjustment as provided herein.”

SIXTH: That this Certificate of Amendment was duly adopted in accordance with Sections 242 and 228 of the General Corporation Law of the State of Delaware and amends the provisions of the Corporation’s Certificate of Designations.

SEVENTH: All other provisions of the Certificate of Designations shall remain in full force and effect.

EIGHTH: This Certificate of Amendment shall become effective immediately upon its filing with and acceptance by the Secretary of State of the State of Delaware.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly executed in its name on its behalf by its duly authorized officer as of the 14th day of March, 2024.

Allarity Therapeutics, Inc.

By:	/s/ Thomas Jensen
Thomas Jensen, CEO